Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year Ended December 31,												Three Months Ended March 31,
									2003		2003		2004		2004
	1999		2000		2001		2002		Actual		Proforma(1)		Actual		Proforma(1)
Fixed Charges:
Interest expense on indebtedness	$5,556		$14,773		$42,730		$49,069		$45,716		$37,565		$12,145		$9,605
Interest expense on portion of rent expense representative of interest	366		350		478		427		442		442		121		121

Total Fixed Charges	$5,922		$15,123		$43,208		$49,496		$46,158		$38,007		$12,266		$9,726

Earnings:
Income before provision for income taxes and minority interest	$84,735		$150,727		$296,635		$170,380		$141,634		$149,785		$52,064		$54,604

Fixed charges	5,922		15,123		43,208		49,496		46,158		38,007		12,266		9,726

Total earnings	$90,657		$165,850		$339,843		$219,876		$187,792		$187,792		$64,330		$64,330

Ratio of earnings to fixed charges	15.3	x	11.0	x	7.9	x	4.4	x	4.1	x	4.9	x	5.2	x	6.6	x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2003, and the three months ended March 31, 2004, have been adjusted on a proforma basis assuming the $400.0 million of notes we issued on March 3, 2004, were outstanding since January 1, 2003, and the $249.0 million of 5.5 % Notes that we redeemed as of May 16, 2004, were not outstanding during these periods.